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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25


                                                  SEC FILE NUMBER:   0-12166
                                                  CUSIP NUMBER:      589949106


                         NOTIFICATION OF LATE FILING

                                (Check One):

[X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q and
    Form 10-QSB

[_] Form N-SAR

    For Period Ended:  December 31, 1997
                       _________________

    [_] Transition Report on Form 10-K
    [_] Transition Report on Form 20-F
    [_] Transition Report on Form 11-K
    [_] Transition Report on Form 10-Q
    [_] Transition Report on Form N-SAR
    For the Transition Period Ended:  _________________________

_______________________________________________________________________________

    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_______________________________________________________________________________

    If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

Part I - Registrant Information

_______________________________________________________________________________

Full Name of Registrant:  MERIDIAN POINT REALTY TRUST `83

Former Name if Applicable:  Sierra Real Estate Equity Trust `83

                       655 Montgomery St.  Suite 800,
                       ______________________________
          Address of Principal Executive Office (Street and Number)

                       San Francisco, California 94111
                       _______________________________
                          City, State and Zip Code


_______________________________________________________________________________
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Part II - Rules 12b-25 (b) and (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

_______________________________________________________________________________

Part III - Narrative

_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The Registrant is currently in the process of making final revisions to Items 1 through 14 of its Form 10-K for submission. The Company's accountants have not completed their review of the Company's financial statements and accordingly have not determined the final financial presentation for the financial statements and other financial information.


_______________________________________________________________________________

Part IV - Other Information

_______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

         John E. Castello                           (415) 393-8000
         _________________________________________________________________
             Name)                          (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [_] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes   [_] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation

On August 21, 1997, the Company sold the Charleston property, the last property remaining in its portfolio. The Company paid off the existing financing on the Property, other expenses of the sale, and paid a dividend of $3.00 per share to the shareholders. The remaining assets of the Company have basically been cash or cash equivalents since that point. The board of trustees is in the process of evaluating the options available, including the sale or liquidation of the Company. The operations of the Company from August 21, 1997 will be significantly different than when it was an operating company with real estate investments.



                       MERIDIAN POINT REALTY TRUST `83
               ______________________________________________
              (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1998

                                         By /s/ John E. Castello
                                           ________________________________
                                           Name:    John E. Castello
                                           Title:   Senior Vice President
                                                    and Chief Financial Officer

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